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KNOW-HOW LICENSE - FL2500

AGREEMENT entered into this day, 23rd day of May, 2007

by and between

LIAONING GAOKE ENERGY GROUP
(GAOKE)
(as Licensee)
located at

No. 64 Huanghai Road Yuhong District Shenyang City, CHINA,
represented by Vice-President Mr. Wang Yunbo

and

Fuhrländer AG

(Fuhrländer)
(as Licenser)
located at

Auf der Höhe 4, D 56477 Waigandshain, Germany
represented by Vice-President Dr.-Ing. Volker Weiß

License Contract Gaoke 23052007	Page 1 of 23

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PREAMBLE

Gaoke is a well known Company in the field of Energy business with focus amongst others on Power Plants, special Micro Networks, New Energy (Renewables) and especially Wind farms.  The total range of Research, Development, Design, Construction, and Manufacturing is covered.

Gaoke additionally wants to manufacture and sell wind turbines under license from Fuhrlaender AG in a specific territory within the growing CHINESE market.  Licensee will also support the assembling, erection and after-sales of wind turbines in territory defined in §1(1).

Fuhrländer AG, (hereafter referred as the "Licenser") has obtained certain rights to 2500kW wind turbine technology from W2E Wind -To-Energy GmbH ("W2E") and has affiliates belonging to Fuhrländer Group (FL Group) and is acting independently in using technology and licensing.  FL Group is a well-known German manufacturer of wind turbines between 30 kW and 2500 kW electrical outputs, primarily wind turbines with 1 to 2.5 MW power, with rotor diameter between 50 and 100m, stall- and pitch-regulated, tubular tower types between 50m and 100 m, or lattice towers up to 160m.  The training program of the FL Group consists of very experienced personnel.

The Parties agree that Licensee intends to manufacture wind turbines under this Agreement on the following basis:

Licenser gives the right to the Licensee to use the license material in the way described in this contract.  Every use going beyond it must be agreed on in writing.  Without the prior consent of the Licenser, the ownership of the license material remains exclusively with Licenser or the owner granting rights to the Licenser.  Licenser agrees to transfer the complete set of technology of FL 2500 series wind turbines certified by Germanischer Lloyd (the "Licensed Product").  For the avoidance of doubt, series means the comprehensive series of 2500kW wind turbines of W2E technology, with rotor diameter between 80m and 100m, hub center height between 65m-160 m.  Licensee and Licenser agree to collaborate to establish Licensed Product production in Province of Liaoning, PR-CHINA.  It is the intention of both parties to create a manufacturing facility in Liaoning similar to the one in Germany that manufactures the Licensed Product.  After technology transfer, if Licenser makes any improvement or/and perfection to the technology or know-how of FL series wind turbines, Licenser will allow Licensee to use that improvement or/and perfection free of charge.

§ 1.        LICENSE GRANT

1.
Licenser herewith grants to the Licensee a license to make use of the Licenser's know-how ("Licensed Know-how") in the territory according Annex 2 (the "Territory") with the particular Rights according Annex 2 solely for the purposes of producing and selling the Licensed Product.  For clarity, the Territory shall be solely as described in Annex 2.

2.
The Licenser herewith grants to the Licensee a non-exclusive license to manufacture and distribute the Licensed Product within the Territory (§1.1).  The Licensee has no right to make use of the know-how to manufacture and market the Licensed Product outside the Territory (§ 1.1).  For clarity, this means, that Licensee needs Licenser's prior written approval for each project, even for a draft, outside the Territory (§1.1).  Disregarding this requirement may, at the option of Licenser, lead to termination of this contract without notice and the loss of any further right to make use of the licensed know-how by the Licensee.  This license covers the entire scope of the Licensed Product, including improvement and perfection of FL 2500 series wind turbine technology.

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3.
The Licensed Know-how shall include all related technical documents, technical secrets, patents, trademark and technical assistance limited to the scope of the licensed know-how required and used by the Licensee with respect to the Licensed Product.  The know-how shall involve:  the design, assembling, sale, service, test method, installation, after-sale service, inspection, quality standard, safeguard construction for equipment, supplier list (containing the suppliers' name, address, contact method, product specifications) complete technical and relevant documents as far as they are available to Licenser and about the acceptance method and standards of parts purchased, personnel training and the debugging of special failures.  However the parties acknowledge that certain parts of the Licensed Product consist of components, materials and software supplied by third parties and therefore that the Licenser is not the owner of the property rights of those components, materials and software supplied by third parties (except for certain specifications which form part of the Licensed know-how).  The Licensed Know-how is fully represented by the documentation listed in Annex 1.

4.
Licenser may sell the Licensed Product in the Territory (§ 1.1).  For avoidance of doubt, Licensee has the right to assemble and distribute the Licensed Product in the Territory non-exclusively without minimum performance requirements due to the fact that Fuhrlaender is free to add new licensees if desired.

5.
Licenser shall provide access to Master Pricing Agreements with suppliers as part of the Licensed Know-how described in §1.3.  The access to the Master Pricing Agreements, identification of contacts associated with suppliers and introductions to said suppliers shall be part of the handing over procedure described in §2.4.

§ 2.        DELIVERY AND ACCEPTANCE OF TECHNICAL DOCUMENTS

1.	Pursuant to §1.3, the Licenser shall deliver and transmit the complete set of general documents listed in Annex 1 (the "Licensed Material") within the term set forth in § 7.1(a).

2.
The technical documents delivered by the Licenser in accordance with §2.1 shall include a detailed list that contains the document name, number of pages, etc.  The Licenser shall warrant that the Licensed Material is complete and accurate and that it represents all of the technical documentation required by the Licenser to manufacture, distribute and operate the Licensed Product (it being understood that the Licensed Material relating to the FL2500 has been developed by W2E).

3.	All technical documents, drawings, diagrams and information provided by Licenser to Licensee shall be written in English.

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4.
Licenser shall deliver the Licensed Material to Licensee by hand delivery or by courier.  Licensee shall have the option to request that the handing-over procedure of the Licensed Material occurs in Waigandshain or at the Licensee's office.  Each party shall bear its own costs for such handing-over procedure.  The Licensee will check and accept the complete set of technical documents delivered by the Licenser according to the technical documents list in Annex 1, and file them after confirmation of both parties by signature or by telefax.  In case the documents delivered by the Licenser are found undetailed, lost or short of pages, the Licenser shall deliver again such technical documents within 10 days after receiving a notice from Licensee.  The cost arose from this shall be borne by the Licenser.  To produce evidence, that documents handed over are complete, a written confirmation by Licenser shall suffice.

5.	The Licenser warrants that the Licensed Product meets the technical standards specified in Annex 1.

6.
The Licenser shall support, supervise, train and certify the first three (3) units of Licensed Product produced by the Licensee.  The obligations of the Licenser hereof are free of charge for a maximum of 25 working days.  Licenser shall provide experienced personnel to assist in the manufacturing and assembly of the first three units of Licensed Product beyond the 25 days maximum at Licensee's request and expense.  In order to enable Licenser to coordinate personnel, Licensee shall provide at least 6 weeks' notice prior to the scheduled work.

7.
The Licensee has the right to choose suppliers whom the Licensee believes to be qualified and also has the right to produce the parts and components of the Licensed Product by itself.  However if the Licensee chooses any products and components of a new supplier which have not been approved by the Licenser, the Licenser shall not have any liability relating thereto, except if such parts respect the specifications provided by the Licenser.  Should the Licensee wish to have the products and/or components of a new supplier qualified by the Licenser, Licensee shall send a notice to that effect to the Licenser and the latter shall do all that is necessary to verify if such supplier conforms to the standards required by Licenser, at the expense of the Licensee.

§ 3.        CONTRACT DURATION AND CONTRACT TERMINATION

According to the relevant laws of Germany, this contract becomes effective from the date of signature of this contract ("Date Of Validity") and runs perpetually unless there is a contract breach or missing financing within 1 months or a voluntary termination by mutual consent of both parties.

After the date of validity Licensee has the opportunity to complete financing and/or finding investors for a period of maximum 1 month.  The date financing is completed is "Date of Execution" of this agreement.  Reference is made to § 7(1)a.  In case financing is not reached in between 1 month after Date of Validity Licensee agrees to pay for handling fee and loss of profit of 100.000 Euro in between 30 days after 1 month after date of validity.  In this case the agreement becomes null and void.

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1.
The contract is terminable without prior notice in case of a substantial breach of the contract.  A substantial breach occurs when one of the contract parties breaches any of the essential contractual duties, including without limitation, if:

a.	the Licensee does not make full payment of all amounts owing within sixty (60) days of Licenser delivering a written notice of amount owing;

b.
Licenser does not deliver all Licenser Know-how and technical documentation, in accordance with § 1.3 and Annex 1, within sixty (60) days of receiving a written detailed and substantial request from Licensee, subject to Licensee meeting its obligations under §7;

c.	Licensee is using the transferred Licenser Know - how to develop similar turbines (2 - 3 MW output);

d.	Licensee is manufacturing, distributing, or marketing- a similar turbine (2 - 3 MW) of a competitor of the Licenser;

e.	Licensee carries out any technical changes without Licenser's written confirmation of acceptance (see § 4.2);

f.	§ 5.2 is disregarded;

g.	Licensed Know-how transferred is used contrary to this Agreement;

h.	the number of turbines sold is not correctly indicated to the Licenser;

i.
a contracting party becomes insolvent and/ or is adjudicated bankrupt or is liquidated or is dissolved, or if a trustee or receiver of its property is appointed, or is subject to any other action under local law based on its inability to meets its financial obligations, the solvent party is entitled to immediately terminate this Agreement.

j.
a competitor (see Annex 3) of Licenser or a company controlled by a competitor of Licenser reaches a majority of Licensee, unless there is an explicit written confirmation of Licenser, that Licenser accepts this change of majority.

2.
In case of the early termination of this Agreement due to the actions of Licensee, the Licensee is authorized to complete the pending orders.  The Licensee will submit a list to the Licenser in such a case outlining the orders still to be completed within four weeks after termination of this Agreement.  If this isn't carried out, it is agreed that the Licensee has the obligation to stop any further use of the license granted herein with immediate effect.

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3.
The Licensee is, in case of termination of contract, also obliged to return all original technical documents including manufactured copies, any notes made thereof, as well as documents characterized as confidential, and to confirm in writing to the Licenser that there are no remaining documents, and that no additional copies or notes have been manufactured, passed on and/or kept back by third parties.  This isn't valid for documents which are generally accessible or which are needed for the later maintenance of the licensed product already sold.  Such documents may further be used by the Licensee - provided that the contents and size of these documents is agreed to by the Licenser and Licensee.

4.	Every termination has to be carried out in writing, including by FAX.

§ 4.        OBLIGATION TO FURTHER DEVELOP THE KNOW-HOW AND TO OBTAIN GOVERNMENTAL APPROVALS

1.
Licenser solely shall be obliged to develop the Licensed Know-how to the extent necessary to manufacture and distribute the Licensed Product for the first 3 years of this Agreement.  The costs will be taken over by the Licensee.  The Licensee may not carry out any unapproved technical changes.

2.
For all improvement and/or perfection made by Licenser to technology or know-how of FL 2500 series wind turbine, Licenser shall be obliged to allow Licensee to use the improvement and/or perfection free of charge.  Any improvement and/or perfection made by the Licensee to technology or know-how of FL 2500 series wind turbine must be verified and accepted by Licenser in writing before it can be applied.  Licenser shall complete such verification and acceptance on a timely basis and all costs expended by Licenser for such technical support will be borne by the Licensee.

3.
Licensee shall comply with any regulations within the Territory and obtain governmental approvals within the Territory, if such are necessary for the manufacturing, distributing or operating of the Licensed Product.

4.	Licenser shall provide all assistance reasonably necessary to obtain such approvals at the expense of Licensee.

§ 5.        OBLIGATION TO USE KNOW-HOW

1.	Licensee shall use its best efforts to exploit the Licensed Know-how in accordance with this Agreement.

2.
Licensee guaranties that it and its affiliates, directly or indirectly, will not use any technical know-how or license of competitors of the Licenser.  Disregarding this requirement may lead to termination without prior notice at the option of Licenser, and the loss of any further right to make use of the Licensed Know-how by the Licensee.

§ 6.        REPRESENTATIONS AND WARRANTIES

1.
Licenser represents that it is not aware of any prior use-rights of third parties which might affect the know-how transfer under this agreement.  Nevertheless there are (i) third parties bound by a non-disclosure agreement that are not entitled to make use of the Licensed Know-how; (ii) third parties outside of the Territory that may use the Licensed Know-how outside of the Territory; and (ii) other licensees of the Licenser which have licensed other products than the Licensed Product within the Territory) and that it is also not aware of any third party rights which could be violated by the use of the Licensed Know-how by the Licensee in the Territory except as described in §9.

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2.
Licenser warrants that it has obtained the rights to the Licensed Know-how (and no third party has any right, title and interest in the Licensed Know-how which is affecting the know-how transfer under this agreement, except as described in § 6.1), and that such Licensed Know-how is of good quality and identical with the know-how used by the Licenser for the conduct of its business and that the Licensed Product produced in accordance with the specifications set out in the Licensed Know-how will be merchantable and fit for their purpose.

3.	Licensee warrants that it will maintain the secrecy of the Licensed Know-how as more specifically set forth in §10.

4.	Licensee represents that to the best of its knowledge it has full authority to enter into this Agreement and that all necessary corporate and governmental actions have been taken.

5.
Licenser warrants that it will keep Licensee's proprietary information confidential pursuant to §10, including without limitation all of Licensee's proprietary information such as price lists, customer lists, and technological know-how.

§ 7.        TRANSFER FEE AND ROYALTIES

In return for the license granted in accordance with §1, Licensee agrees to make the payments outlined in this section §7.

1.
The Licensee shall pay upon signing of this contract a transfer fee of FOUR MILLION FIVE HUNDRED THOUSAND EURO (€4,500.000) for the complete value of technology (value of license) (net payments not including Territory's tax) in three payments as follows:

a.	TWO MILLION EURO (€2,000,000), latest 1 month after the date of validity of this Agreement. With the payment the Execution Date of this agreement is reached. Reference is made to §3.

b.
TWO MILLION EURO (€2,000,000) immediately prior to the delivery of Licensed Know-how, which will take place within 45 days of this payment.  This payment has to be done not later than 6 months after the Date of Validity.

c.	FIVE HUNDRED THOUSAND EURO (€500,000) immediately prior to the commencement of the first training program of Licensee set forth in §13.1, but not later than 14 months after the Date of Validity.

2.
To ensure, that know how transfer is successful and for training a further lump sum of ONE MILLION FIVE HUNDRED THOUSAND EURO (€1,500,000) has to be paid immediately prior to the commencement of the first training program of Licensee set forth in §13.1, but not later than 14 months after the Date of Validity.

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3.
To ensure, that know how transfer is successful and for training a further lump sum of TWO MILLION EURO (€2,000,000) has to be paid immediately prior to the commencement of the first training program at Licensee's location set forth in §13.3, but not later than 20 months after the Date of Validity.

4.
Subject to the minimum payments to be made in accordance with §7.5 for maintaining the license and continuously support from licensor and except for the first three units manufactured and assembled that Licenser supports, supervises, trains and certifies as required in §2.6 (which are exempt from the royalty payment requirements) Licensee shall pay additional royalties as follows:

a.	€25,000.00 for the first 40 FL 2500 units of Licensed Product erected, and

b.	€10,000.00 for the next 100 FL 2500 units of Licensed Product erected thereafter.

Payments shall be made within thirty (30) days following erection of each unit of Licensed Product in the Territory sold by Licensee.  Erection here means finished mounting of nacelle including rotor on tower.

5.	The total amount of royalties paid each year shall not be less than:

a.	€250,000.00 EURO for the third year (and to be paid 1 month after this third year) commencing after the first three exempt units are assembled and sold;

b.	€500,000.00 EURO for the fourth year (and to be paid 1 month after this fourth year);

c.	€650,000.00 EURO for the fifth year(and to be paid 1 month after this fifth year);

d.	€600,000.00 EURO for the sixth year(and to be paid 1 month after this sixth year); even in case the targets of each year are not reached.

e.	After this, the Licensee will not pay any transfer fee or royalties to the Licenser.

The foregoing payments establish an aggregate value of this agreement of € 10,000,000 (€ 4.5 million value of license and another € 5.5 million over time – ignoring the time value of money - with license fees for maintaining the license and covering continuously improvements of technology and documentation).

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6.
Licensee shall keep separate records relating to the manufacture and sale of units of Licensed Product for each state and province of the Territory.  The Licensee shall report in writing to Licenser, broken down for each respective state and province of the territory, quarterly within 30 days after the end of a calendar quarter, how many units of Licensed Product have been sold and what turnover was made by the Licensee in the respective state and province of the Territory.  Licenser shall be entitled through its internal or external certified public accountants to inspect at Licenser's expense the books of account and other records, during reasonable business hours without prior notice.  The Licenser and/or its certified public accounts will undertake their best efforts to minimize the interference of the normal operations of the Licensee, during their approach to determine the accuracy of the reporting and payments made by the Licensee.  In case that any inaccuracies are discovered during such audit the Licensee is obliged to fully take over the auditing costs of the Licenser.  Additionally if any discrepancy is discovered regarding the number of units of Licensed Product actually sold and the number of units of Licensed Product sold reported to the Licenser, Licensee shall promptly pay any unpaid royalties in accordance with §7.4.  If the number of turbines not correctly reported to Licenser is more than 5, it shall be considered to be a substantial breach of the contract in accordance with § 3 and may lead to termination of this Agreement at the option of Licenser without further notice.

§ 8.        TAXES

1.
The Licensee shall pay all taxes, duties and other fees levied in connection with the performance and execution of this Agreement by the government and administration in the Territory in accordance with the tax laws in effect.

2.	The Licenser shall pay all taxes arising out of the performance of this Agreement and levied on the Licenser outside the Territory.

3.	All turnover (sales) taxes, indirect taxes, duties and other fees which have to be paid outside Germany based on the payments (§ 7) and penalties (§ 14) shall be borne by the Licensee.

§ 9.        THIRD PARTY RIGHTS

If the Licensee is alleged to infringe third party rights based directly or indirectly on the exploitation of the Licensed Know-how, the Licensee shall immediately inform the Licenser about this allegation.  The Licenser shall defend the Licensee of such infringement allegations if the Licensee does not choose to defend itself and shall indemnify the Licensee for any costs, expenses (including reasonable attorney fees), judgments and/or other losses with respect to such allegation except if further to any judgment, the Licenser is cleared of any liability and liability is imposed on Licensee, in which case the Licensee shall be responsible for any costs incurred by the Licenser to defend itself and Licensee.  Notwithstanding the foregoing should the procedure take place in the Territory, the Licensee shall be responsible for the complete defense costs during the procedure:  it being understood that the Licenser shall reimburse such costs, expenses including reasonable attorney fees, judgments or other losses to the Licensee within 30 days if Licensee is held liable pursuant to the judgment.

§ 10.      MUTUAL CONFIDENTIALITY

1.
Licenser and Licensee agree to keep secret and not to communicate to third parties the know-how or any other information, which is either marked confidential, or which has to be deemed confidential from the circumstances it is provided under or comes to the attention of the other party.  In general, the Licensed Know-how shall be kept confidential with the exception of any documents/information that are clear marked by the Licenser "for public use".  This does not restrict Licenser from entering into any contract with other Licensees inside or outside of the Territory.

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2.	This obligation of confidentiality does not apply to any information which the Licensee can prove by written documents that it:

a.	is generally available to the public through no fault of the Licensee, or

b.	was received by the Licensee under no obligation of secrecy from a third party which did not receive it directly or indirectly from Licenser.

3.	Upon termination of this contract each party shall return to the disclosing party all documents, files, or other evidence or copies thereof containing secret information received by such party.

4.	The secrecy obligation shall survive the termination of this contract.

5.
Licensee shall not challenge the ownership of Licenser as to Licensed Know-how.  If Licensee challenges the secret nature of such know-how, Licenser shall be entitled to terminate this Agreement without further notice.

6.	The Licensee acknowledges by signing this Agreement that at present the technical know-how included in the Licensed Know-how was not known by Licensee.

§ 11.      ASSIGNABILITY AND SUBLICENSING

1.	This Agreement may not be assigned by either party without the prior written consent of the other party nor may the know-how be sublicensed by Licensee without the prior written consent of Licenser.

2.
If Licensee wants to set up joint ventures or to set up similar partnerships with regard to production and sale of the contract plant, it requires the prior written consent by Licenser.  The same applies for any production and assembly services contracted by Licensee.  For clarity, any companies for which prior written consent have not been obtained from Licenser, are not licensed by Licenser nor are they allowed to give sublicenses.

3.
Licensee's successors, assigns, designees, agents or subcontractors are subject to the terms and conditions of this Agreement and it shall be Licensee's responsibility to ensure that said successors, assigns, agents or subcontractors are fully informed of their obligations hereunder and set forth below:

a.	The know-how remains the property of Licenser and after termination of the contract between Licensee and the contracting party; the authority to use the Licenser Know-how is terminated.

b.
The contracting party must agree to the duty of confidentiality imposed by this Agreement and any other applicable provisions of this Agreement, including the right of the Licenser at its own cost to the look at the business documents of Licensee that pertain to this contract by an auditor.

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4.
Neither this Agreement nor any right granted hereunder may be assigned, extended or otherwise transferred by Licensee, nor shall this Agreement or any rights granted hereunder inure to the benefit of any trustee in bankruptcy, receiver or other successor of Licensee whether by operation of law or otherwise, without the written consent of Licensor, and any assignment or transfer without such consent and approval shall be null and void.

§ 12.      TRADEMARK

The Licensee is entitled to use the Licenser's trademark in the Territory, and is entitled to use its own trademark on the Licensed Product.  In every case the trademark "F" should be used, even it is beside Licensee's trademark.

§ 13.      TRAINING PROGRAM OF EMPLOYEES OF THE LICENSEE

For to ensure the quality and success of the training program, an order of around 10 machines is necessary, whereas during the training program five machines are assembled at place of licensor and five machines are assembled at place of licensee.  The units according §2(6) are part of that order.

1.
Upon request of Licensee of a minimum of 30 days and provided Licensee has paid the fees set forth in §7.1c, Licenser shall train a group of up to seven technical engineers of Licensee at Licenser's plant in Waigandshain for up to two weeks in order for the Licensee to operate its activities as a wind turbines manufacturer.  Licensee and Licenser shall designate responsible and qualified employees for this task.  The complete training fee (excluding transportation, but including board and lodging) is included in the total transfer fee payable in accordance with §7.1c.

2.
Upon request of Licensee of a minimum of 30 days and provided Licensee has paid the fees set forth in §7.1c, the Licenser shall train a group of up to seven employees of the Licensee on the Licensed Product, the Licensed Know-how, assembly, test run, maintenance and dispatcher works at the Licenser's plant in Waigandshain for four weeks.  The complete training fee (excluding transportation, but including board and lodging) for the training at the Licenser's plant is included in the total transfer fee payable in accordance with § 7.1(c).

3.
Upon request of the Licensee of a minimum of 30 days, and provided Licensee has paid the fees set forth in §7.3 the Licenser shall supervise the assembling of five turbines at the Licensee's plant, at the option of the Licensee, for up to four weeks (two supervisors) to ensure, that trained people are qualified in a sufficient manner to assemble wind turbines under own responsibility.  Licensee and Licenser shall designate responsible and qualified employees for this task.

4.
Should Licensee require additional training, Licenser shall provide such additional training to Licensee upon reasonable request (reaction time minimum of 30 days) by qualified employees of Licenser.  The Licensee shall pay the Licenser's costs associated with such additional training (A minimum of 2.000,00 Euros/person/week).

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5.	Licenser shall certify the qualified engineers, who are trained by Licenser, on the Licensed Product.

6.
If required, Licenser shall attend, on an expedited basis, at Licensee's plant or Licensee's customer's site, to debug any special failure up to five times after the Date of validity.  Each time should be for a period necessary to solve the special failure but not longer than 1 month.  The relating costs are not included in the total consideration transfer fee paid pursuant to § 7.1 and shall be borne by the Licensee, except if such special failure is due to the Licensed Know-how.

§ 14.      PENALTY FOR BREACH OF CONTRACT

1.
Licensee is obliged to indemnify Licenser for only actual damage, which Licenser incurs as a result of a violation of this Agreement by Licensee.  Licensee is not obliged to reimburse Licenser for special, indirect, consequential or incidental damages – except violation according §11.4 and/or §3.1j of this agreement.  In case §11.4 and/or §3.1j is violated, liquidated damages of the aggregated value of this agreement, as outlined in §7.5 are payable by licensee within one month after evidence of breach of this agreement.

2.	If Licenser breaches the provisions of this Agreement, Licenser shall bear the corresponding obligations for such breach.

3.	The Licensee is liable for breaches of contract caused by the actions of its employees, agents, subcontractors, vendors and/or suppliers.

§ 15.      FORCE MAJEURE

Neither Licenser or Licensee shall be liable to the other for any delay or failure to perform the terms of this Agreement caused by acts beyond either party's reasonable control including without limitation acts of God, war, vandalism, epidemic, sabotage, accidents, fires, floods, strikes, labor disputes, mechanical breakdown, shortages or delays in obtaining suitable parts or equipment, material, labor, or transportation, acts of subcontractors, interruption of utility services, acts of any unit of government or governmental agency, or any similar or dissimilar cause.  Action or accident of Force Majeure includes flood, typhoon, earthquake, fire and other natural calamity, war, rebellion, insurrection, epidemic, etc.  If either party experiences an effective Force Majeure accident, it should promptly notify the other party, in any event within thirty (30) days, to describe the Force Majeure and prove that the failure to fulfill the obligation is caused by the Force Majeure entirely or partly.  These documents of description should be provided by a notarized affidavit.  After sending the notice of Force Majeure, the obligation of the party who puts forward the Force Majeure can be deferred.  This deferment only applies to the effect caused by the Force Majeure in the area influenced by the Force Majeure in the Force Majeure happening period.  This party should spare no efforts to perform its obligation to decrease the damage of the other party.  If the Force Majeure happening period is more than one hundred and twenty (120) days, negotiation between both parties should be carried out according to the influential extent to this contract by the Force Majeure to determine whether this contract should be dissolved or whether the party who puts forward the Force Majeure should be relieved from obligation of this contract partly, or whether the party who puts forward the Force Majeure should need to delay the performance of this contract.

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§ 16.      SEVERABILITY

Should any provision of this contract be or become invalid, ineffective or unenforceable, the remaining provisions of this contract shall be valid.  The Parties agree to replace the invalid, ineffective or unenforceable provision by a valid, effective and enforceable provision, which economically best meets the intention of the Parties.  The same shall apply in case of an omission.

§ 17.      ENTIRE CONTRACT

1.	This Agreement contains the entire agreement between the Parties and any changes of this Agreement must be made in writing.

2.
This Agreement has been made in the English language and has been executed in 3 additional copies (4 in total).  Although this Agreement may be translated into German, the parties agree that the English version shall govern.

3.	Any disputes should be settled through the amicable negotiation between the parties.

§ 18.      APPLICABLE LAW AND PLACE OF JURISDICTION

1.
The contractual relationship between the parties shall be governed and construed in accordance with the laws of Germany, with the exception of all wage and labor laws of Germany.  Place of jurisdiction is Germany.

2.
All disputes between the parties shall be first settled by mediation, and only in the case mediation doesn't solve the dispute, such dispute shall be finally settled by way of arbitration (by a tribunal consisting of three arbitrators) held in Frankfurt, Germany.  If Licensee initiates the arbitration, the case will be heard in Frankfurt, Germany; if Licenser initiates the arbitration, it will be conducted in Beijing, VR CHINA.  The purpose of this would be to encourage settlement of disputes outside of the courts.  Any arbitration shall be conducted in the German and English language and in accordance with the ICC (International Chamber of Commerce, 38 cours Albert 1er, 75008 Paris-France) Rules of Arbitration in force as from 1 January 1998 (cost scales effective as of 1 July 2003).

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Frankfurt/Main, GERMANY, 2007, May 23rd

GAOKE By		Fuhrländer AG

By	/s/ Wang Yunbo	By	/s/ Volker Weiss
Licensee		Licenser

Name: Mr. Wang Yunbo Position: Vice-President		Name: Dr. -Ing. Volker Weiß Position: Vice-President

ANNEX 1: List of Documents ANNEX 2: Provinces with Particular Rights ANNEX 3: Definitions ANNEX 4: Side Letter, 2007, May 23rd

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List of documents	Annex 1

A product and data structure will be transferred.  The turbine is structured into systems, subsystems and components.

The coding of documents, the file storage and the signal identification are handled by a standard code according to the W2E system structure.

An overall part list (configurator) will be transferred.  It includes all systems, subsystems and components.

Single components are listed if they are relevant as spare parts.  Actual part list of a turbine can be generated with the configurator.

A guideline will be transferred.

This guideline describes the design, coding, storage, distribution, audit and archiving of documents.

The coding is oriented at the systems of the turbine.  The code includes the information about the project, component, variant, document character, subject area, author, sequential number, revision and language.

1 Concepts and general
•	General Descriptions of FL2500-80, FL2500-90, FL2500-100
•	Operating system and safety concept
•	Danger analysis and safety category according to the machine directive
•	Load-minimised and event-controlled safety system according to category 3
•	Operating system concept
•	Lightning protection, EMC, grounding concept
•	Communication (interfaces, Ethernet, field bus, addresses, telecommunication)
•	Power curves
•	Electric equipment and protection

2 Manuals
•	Assembling manual
•	Erection manual
•	Commissioning manual
•	Service manual
•	Instruction manual incl. operating instruction
•	Manual of the operating system

3 Results of measurements
•	Electrical qualities
•	Noise
•	Power curve
•	Loads

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4 Purchaser technical specifications and data sheets
Purchaser technical specifications (PTSP) are used for complex systems.  In case of subsystems or components data sheets are applied.
•	PTSP
•	Energy Transformation System (ETS)
•	Pitch System
•	Data sheets, e.g.
•	Rotor blades
•	Main bearing
•	Shaft coupling - Gearbox
•	Parts of ETS
•	Generator
•	Inverter
•	Transformer
•	Low Voltage Unit
•	Yaw system
•	Parts of Pitch System
•	Backup
•	Pitch Converter
•	Power Supply AC DC
W2E-made documents and Supplier's data sheets are coded and archived.

5 Constructions
All systems, subsystems and components are described by documents which are needed for purchase, assembly, transport, erection, commissioning, operation and service.  The documentation consists of part lists, drawings, calculations, data sheets, manuals, circuit diagrams.

5.1 Constructions of machine parts
•	Machine frame incl. generator support
•	Rotor hub
•	Shaft coupling incl. connection elements
•	Hatch cover and other covers related to the rotor hub
•	Nacelle housing and fastening parts
•	Hub spinner and fastening parts
•	Support for sensors and position switches inside of the rotor hub
•	Fastening parts, brackets and cable support of the Pitch System
•	Cable support between rotor hub and nacelle
•	Fastening parts for slip ring
•	Fastening parts for lubrication pinion, tubes and pumps of Pitch System
•	Yaw system incl. wind sensors
•	Fastening parts for sensors and position switches inside of the nacelle
•	Fastening parts for lubrication pinion, tubes and pumps of yaw system, generator bearings
•	Mount for yaw sensor

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5.2 Detail construction
•	Protection equipment
•	Nacelle housing attachment parts (railing, wind sensor support, covers, and fittings)
•	Climbing accessories, access accessories for nacelle
•	Cable guides
•	Slew rings and bearings
•	Generator coupling
•	Rotor bearing incl. lubrication, filtration and piping
•	Cooling system for Generator incl. piping, heat exchanger and pumps
•	Cooling system for Gearbox incl. piping, heat exchanger and pumps
•	Cooling system for Inverter incl. piping, heat exchanger and pumps
•	Hydraulic-operated rotor lock
•	Plug & Play cable confections
•	Tools and separate lifting accessories for assembling and erection

5.3 Circuit diagrams
•	Low Voltage Unit incl. of all sensors and actuators - Terminal Box
•	Inverter
•	Pitch System

6 Purchases
•	Configurator (overall part list incl. of all variants)

7 Final customers
•	Operating instruction
•	Software for visualisation

8 Marketing
A planning file folder for the support of the marketing and sales department is being created which contains documents with information for electrical utilities, developers and government authorities.  The file folder will, among other documents, contain:
•	Power curves, annual energy production calculation
•	Electrical data regarding grid interconnection
•	Lightning protection, EMC, grounding
•	Occupational safety and fire protection
•	Water hazard materials
•	Transport logistics
•	Erection logistics
•	Obstruction lighting national / international
•	Safety data sheets of lubricants and coolants

9 Training
•	Trainee programs for assembly, erection and service by FL
•	Support for assembly, erection and tests
•	Documents by W2E

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•	Practice by FL

10 Others
•	Other support as well as construction of tools for assembly, erection or test equipment via separate contracts

11 Changes
The technical descriptions and data presented above are subject to possible changes and do not represent guarantees or binding obligations for the manufacturer.  The manufacturer assumes liability for technical parameters, etc. only on the basis of explicit terms agreed upon in contracts.

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Territory	Annex 2

No	Province, municipality, autonomous region	Rights
1	Anhui	NESSCL-PR, CM
2
3	Gansu	NESSCL-PR, CM
4
5	Guizhou	NESSCL-PR, CM
6
7	Hebei	ESR
8
9	Henan	NESSCL-PR, CM
10
11	Hunan	NESSCL-PR, CM
12
13	Jiangxi	NESSCL-PR, CM
14
15	Liaoning	ESR
16
17	Shaanxi	NESSCL-PR, CM
18
19	Shanxi	NESSCL-PR, CM
20
21	Yunnan	NESSCL-PR, CM
22
A	Guangxi	NSROOP
B
C	Ningxia	NSROOP
D
E	Tibet*	NSROOP
a
b	Chongging	NSROOP
c
d	Tianjin	NSROOP
Aa
Ab	Macao	NSROOP

ESR:	Exclusive Selling Right, includes CM
NESSCL-PR:
Non-Exclusive Selling Right in strong coordination with Licensor.  This Right will be terminated within 6 month after Licensor realizes a cooperation with another Partner in this particular Province *).  Within a period of those 6 months, the Licensee has the Non-Exclusive Selling Right as Provisional Right (PR).  After this period a special agreement required from the Licensor and its other partner is indispensable to avoid immediately termination of all Rights of Licensee in this Province *).

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CM:
Components Manufacturing Right in coordination with the Licensor.  That means manufacturing of single Components like generator, gearbox, mainframe or similar, but not manufacturing of complete wind energy converters or manufacturing or assembling of complete Nacelles.

NSROOP:
There is no!  Selling Right in this Province*).  Only in case Licensee adduces, that he has a special project in proprietary possession, Licensor can give a singular concession to deliver FL 2500 series Wind Turbines.  It is not even allowed to make offers for this Province*)!

*) Province here also means municipality or autonomous region if this applies

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Definitions	Annex 3

Capitalized terms not otherwise defined in the body of the Agreement shall have the meanings set forth below.

"Licenser" is Fuhrländer AG and has the meaning set forth in the preamble to this Agreement.

"Licensee" is LIAONING GAOKE ENERGY GROUP, controlled by                      or a wholly controlled AFFILIATE, as defined below, of LICENSEE.  LICENSEE has the responsibility to safeguard intellectual property relating to wind turbines manufactured and sold by the LICENSEE including the rights of intellectual property of third parties.

"Affiliate" means any corporation, partnership, joint venture, limited liability company, or other entity or Person which directly or indirectly controls, is controlled by, or is under common control with LICENSOR or LICENSEE, respectively, or any of their respective Affiliates on the Effective Date of this Agreement or at any time during the Term of this Agreement, but only for so long as such relationship exists.  As used herein, the term "control" shall mean the ability to direct the business of a company and shall be presumed in the case of ownership, directly or indirectly, of shares of stock (in general having more than fifty percent (50%) of the voting power) entitled to vote for the election of directors in the case of a corporation, and the ability of direct the business (in general more than fifty percent (50%) of the voting power) and interest in profits in the case of a business entity other than a corporation.

"Competitor" means manufacturer of wind turbines, such as – but not limited to - Vestas, Gamesa, General Electric, Suzlon, Nordex, Repower, Enercon.

"Licensed Product" has the meaning set forth in the preamble to this Agreement.

"Agreement" means this Know-How License – FL2500 agreement, as it may be amended or supplemented from time to time in accordance with its terms.

"Licensed Know-how" has the meaning set forth in §1 of this Agreement.

"Territory" has the meaning set forth in §1 and Annex 2 of this Agreement.

"Licensed Material" has the meaning set forth in §2 and Annex 1 of this Agreement.

"Date Of Validity" is date of signature and has the meaning set forth in §3 of this Agreement.

"Date Of Execution" is date of completed financing and has the meaning set forth in §3 of this Agreement.

"Taxes" has the meaning set forth in §8 of this Agreement.

"Trademark" has the meaning set forth in §12 of this Agreement.

"Force Majeure" has the meaning set forth in §15 of this Agreement.

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"ESR" has the meaning "Exclusive Selling Right", includes Component Manufacturing Right as set forth in Annex 2 of this Agreement.

"NESSCL-PR" has the meaning "Non-Exclusive Selling Right in strong coordination with Licensor" and is set forth in Annex 2 of this Agreement.

"CM" has the meaning "Components Manufacturing Right" and is set forth in Annex 2 of this Agreement.

"NSROOP" has the meaning "No Selling Rights Or Offering in this Province" and is set forth in Annex 2 of this Agreement.

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Annex 4

Side Letter to this Know How License Agreement

For more detailed schedule and in order to clarify some details out of the Know How License Agreement both parties also agree in the regulations according this Side Letter:

1.
The original Version of this Contract which was signed by Mr. Lv and Mr. Wang (GAOKE) on 11. April 2007 and by Mr. Fuhrländer and Mr. Weiss on 11. May 2007 remain valid in general, only this Side Letter is added and the earlier dates are changed.

2.	The date of 23rd May 2007 is the official signing date and the "Date of Validity" according §3.

3.	According to this, the parties agree, that the first net payment (§7.1.a) shall be paid until 22nd of June 2007.

4.	The parties declare, that the regulation of §3.1.c, §3.1.d and § 7.6 only remains valid, until the aggregate value of the license agreement of 10.000.000,- EURO is paid to Fuhrländer.

5.	The parties declare that the use of the brand name Fuhrländer is free of charge.

6.	Fuhrländer shall give written notice (FAX or scanned letter) of each payment two weeks in advance to the terms of payment.

7.
With handing over documentation to GAOKE Fuhrländer shall start assisting GAOKE with proposals for layout of assembling line, office and other facilities as well as to assist in identifying qualification of staff needed at GAOKE to start in the wind business.

8.	GAOKE announces and Fuhrländer understand, that GAOKE meanwhile changed its name and the new name is

Liaoning Hi-Tech Energy Group Co. Ltd.

Waigandshain, 23rd May 2007

Mr. Wang Yunbo, Vice President (on behalf of GAOKE) (on behalf of Liaoning Hi-Tech Energy Group Co. Ltd.)	Dr.-Ing. Volker Weiss, Vice President (on behalf of Fuhrländer AG)

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